Exhibit (a)(5)(E)

PRESS RELEASE

KEYNOTE ANNOUNCES PRELIMINARY  RESULTS OF ISSUER TENDER OFFER

San Mateo, California, November 27, 2002 – Keynote Systems, Inc. (Nasdaq: KEYN) today announced the preliminary results of its modified Dutch auction issuer tender offer for up to 10 million shares of its common stock at a purchase price per share of between $7.00 and $8.00, net to the seller in cash, without interest, which expired on November 26, 2002.

Based on a preliminary count by American Stock Transfer & Trust Company, the depositary for the offer, approximately 3.7 million shares of common stock (including approximately 1.5 million shares tendered through notice of guaranteed delivery), were properly tendered and not withdrawn at prices at or below $8.00. Pursuant to applicable securities laws, Keynote expects to purchase all of the tendered shares at a purchase price of $8.00 per share. The purchase price per share is preliminary and subject to verification by the depositary and will be announced promptly following completion of the verification process. The actual number of shares to be purchased is subject to final delivery and confirmation. Keynote will pay for all shares purchased promptly following determination of the final results. Keynote intends to fund the payments for shares from available cash. As a result of the completion of the offer, Keynote expects to have approximately 23.4 million shares issued and outstanding as of the time immediately following payment for the tendered shares.

The dealer manager for the tender offer was Goldman, Sachs & Co. and the information agent was Georgeson Shareholder Communications Inc.

About Keynote

Keynote Systems, Inc. (Nasdaq “KEYN”), The Internet Performance Authority®, is the global leader in Internet performance management and testing services that improve the quality of e-business. Keynote’s services enable corporate enterprises to benchmark, diagnose, test and manage their e-business systems both inside and outside the firewall. More than 2,300 corporate IT departments and 16,000 individual subscribers rely on the Company’s easy-to-use and cost-effective services to optimize revenue and reduce downtime costs without requiring additional complex and costly software implementations.

Keynote Systems, Inc. was founded in 1995 and is headquartered in San Mateo, California. The Company can be reached at www.keynote.com or by phone in the U.S. at 650-403-2400.

© 2002 Keynote Systems, Inc. The Internet Performance Authority is a registered trademark of Keynote Systems, Inc. Keynote is a trademark of Keynote Systems, Inc.

Contact:

Investor Relations
Sally Bishop
Keynote Systems, Inc.
(650) 403-3314
sbishop@keynote.com